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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MARBLEHEAD TRADING GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 VANDERVENTER AVENUE, SUITE 201
(No. and Street)

PORT WASHINGTON	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MACE BLICKSILVER **(516) 767-8060**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **MACE BLICKSILVER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MARBLEHEAD TRADING GROUP, LLC**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAMIZA A BANSIE
Notary Public - State of New York
NO. 01BA6236697
Qualified in Queens County
My Commission Expires 03/07/2015

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Marblehead Trading Group, LLC
Port Washington, New York

We have audited the accompanying statement of financial condition of Marblehead Trading Group, LLC (the "Company"), a wholly owned subsidiary of Marblehead Partners, L.P., as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marblehead Trading Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedules on pages 9-10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2012

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	12,203
Due from clearing broker		4,757,798
Furniture, fixtures and equipment, net of accumulated depreciation of $10,370		4,154
Other assets		10,000
TOTAL ASSETS	$	4,784,155

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	15,658
Commitments and contingencies (Note 7)		
Member's equity		4,768,497
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,784,155

See accompanying notes to financial statements.

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Net gain from trading securities	$ 701,258
Interest, dividend and other income	23,415
Total revenues	724,673
Expenses:	
Professional fees	63,011
Market data	41,883
Insurance	59,060
Regulatory costs	14,799
Interest	37,735
Rent	25,718
Other expenses	18,253
Total expenses	260,459
NET INCOME	$ 464,214

See accompanying notes to financial statements.

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Member's equity - beginning	$	4,563,283
Net income		464,214
Capital withdrawals paid		(259,000)
MEMBER'S EQUITY - ENDING	$	4,768,497

See accompanying notes to financial statements.

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$	464,214
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,524
Changes in assets and liabilities:		
Due from clearing broker		(210,826)
Accrued expenses		3,235
Net cash provided by operating activities		258,147
Cash used in financing activities:		
Capital withdrawals paid		(259,000)
Net decrease in cash and cash equivalents		(853)
Cash and cash equivalents - beginning		13,056
CASH AND CASH EQUIVALENTS - ENDING	$	12,203
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	37,735

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Marblehead Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Marblehead Partners, L.P. (the "Member") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities transactions executed on an agency basis on behalf of others. The Company does not trade for any customer accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

In the normal course of business, the Company has short positions and also utilizes derivative financial instruments in connection with its proprietary trading activities; these instruments include, but are not limited to, options. Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in values of securities (market risk). Derivative transactions are subject to varying degrees of market and credit risk. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in "net gain from trading securities" in the statement of income.

Cash and Cash Equivalents

The Company maintains its cash balances with various financial institutions and considers money market accounts to be cash equivalents. Management monitors the financial condition of such financial institutions.

Revenue and Expense Recognition from Securities Transactions

Securities transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date; interest is recognized on an accrual basis. Net gain or loss from trading in securities consists primarily of net realized gains or losses because of the Company's active trading style.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting standards for fair value measurements and disclosures establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Pursuant to this guidance, fair value is the price that

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the overall fair value measurement.

Income Taxes

As a single-member limited liability company, the Company is treated as a disregarded entity for tax purposes. The Member reports the Company's income or loss on its income tax return. Each partner of the Member is responsible for reporting income or loss based on the partner's respective share of the revenues and expenses of the Member, including those of the Company. For this reason, the Company records no provision for income taxes in the accompanying financial statements.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of approximately $4,754,000, which exceeded the Company's minimum net capital requirement of $100,000.

NOTE 4. CLEARING BROKER ACTIVITIES

From time to time, there will be amounts due to the clearing broker. These amounts are collateralized by securities owned. At times, the clearing broker may hold cash that is due to the Company. In those circumstances, "amounts due from clearing broker" represents funds held by a broker pending reinvestment, proceeds from securities sold short, and amounts due for unsettled trades. These amounts are essentially restricted when and to the extent they serve as deposits for securities sold short.

From time to time, the Company will hold positions of securities sold but not yet purchased (also referred to as "securities sold short"). Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The value of securities sold short is also collateralized by the Company's investment in certain marketable securities.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with whom it conducts business may be unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

NOTE 5. JOINT BACK OFFICE

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC of at least $1,000,000.

NOTE 6. RENT

The Company leases office space on a month-to-month basis. During 2011, the rent expense amounted to approximately $26,000.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company maintains a substantial portion of its assets at its clearing broker, GSEC.

SUPPLEMENTARY INFORMATION

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL

Members' equity	$ 4,768,497
Less: non-allowable assets:	
Furniture, fixtures and equipment, net	4,154
Other assets	10,000
Total non-allowable assets	14,154
Net capital	4,754,343
Less: minimum net capital requirement	100,000
EXCESS NET CAPITAL	$ 4,654,343
Ratio of aggregate indebtedness to net capital	0.3 %

MINIMUM NET CAPITAL REQUIREMENT

Aggregate indebtedness (AI)	$ 15,658
6-2/3% of aggregate indebtedness	$ 1,044
Statutory minimum required net capital	$ 100,000
Minimum net capital, the greater of 6-2/3% of AI or the statutory minimum	$ 100,000

RECONCILIATION

There were no material differences between the computation of net capital presented above and the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2011.

See independent auditors' report.

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
OTHER INFORMATION
DECEMBER 31, 2011

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Marblehead Trading Group, LLC
Port Washington, New York

In planning and performing our audit of the financial statements of Marblehead Trading Group, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2012

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Marblehead Trading Group, LLC
Port Washington, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Marblehead Trading Group, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 to the amounts on Form X-17A-5, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in Form X-17A-5 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC-7 - General assessment	$ -
Less amounts paid:	
July 2011	58
Amount paid in excess of assessment pursuant to Form SIPC-7	$ (58)

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011